Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

RECEIVED
2004 MAY -4 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

23rd April 2004

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

04024844

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 23rd April 2004 in respect of MOIL which was lodged with the UK Listing Authority today.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

5/5

| | |
|---|---|
| **Company** | Mandarin Oriental International Ld |
| **TIDM** | MDO |
| **Headline** | Issue of Equity |
| **Released** | 10:22 23 Apr 2004 |
| **Number** | 9340X |

**MANDARIN ORIENTAL INTERNATIONAL LIMITED**

**ISSUE OF EQUITY**

On 23rd April 2004, Mandarin Oriental International Limited has allotted 200,000 new ordinary shares at a price of US$0.5865 per share pursuant to the Share Option Plan (1995) of the 1995 Employee Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

23rd April 2004

www.mandarinoriental.com

END